                                                      Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-47137

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED MARCH 18, 1998)

                                  $200,000,000

                           MCN INVESTMENT CORPORATION

 $100,000,000 6.30% MANDATORY PAR PUT REMARKETED SECURITIES(SM) ("MOPPRS(SM)")
                               DUE APRIL 2, 2011

 $100,000,000 6.35% MANDATORY PAR PUT REMARKETED SECURITIES(SM) ("MOPPRS(SM)")
                               DUE APRIL 2, 2012

               ENTITLED TO THE BENEFIT OF A SUPPORT AGREEMENT BY

                                  [MCN LOGO]

    The annual interest rate on the 6.30% MandatOry Par Put Remarketed Securities(SM) due April 2, 2011 ("2011 MOPPRS(SM)") of MCN Investment Corporation (the "Company" or "MCNIC") to April 2, 2001 is 6.30% and the annual interest rate on the 6.35% MandatOry Par Put Remarketed Securities(SM) due April 2, 2012 ("2012 MOPPRS(SM)") of the Company to April 2, 2002 is 6.35% (the 2011 MOPPRS and the 2012 MOPPRS are individually referred to herein from time to time as a "series of MOPPRS" and are collectively referred to as the "MOPPRS(SM)"). THE 2011 MOPPRS ARE SUBJECT TO MANDATORY TENDER ON APRIL 2, 2001 (THE "2001 REMARKETING DATE") AND THE 2012 MOPPRS ARE SUBJECT TO MANDATORY TENDER ON APRIL 2, 2002 (THE "2002 REMARKETING DATE") (THE 2001 REMARKETING DATE AND THE 2002 REMARKETING DATE ARE INDIVIDUALLY REFERRED TO HEREIN FROM TIME TO TIME AS A "REMARKETING DATE" AND ARE COLLECTIVELY REFERRED TO AS THE "REMARKETING DATES"). If Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Remarketing Dealer (the "Remarketing Dealer"), has elected to remarket a series of MOPPRS as described herein, such MOPPRS will be subject to mandatory tender to the Remarketing Dealer at 100% of the principal amount thereof for remarketing on the applicable Remarketing Date, except in the limited circumstances described herein. See "Description of the MOPPRS -- Tender of MOPPRS; Remarketing." If the Remarketing Dealer for any reason does not purchase all tendered MOPPRS of a series on the applicable Remarketing Date or elects not to remarket such series of MOPPRS, or in certain other limited circumstances described herein, the Company will be required to repurchase such series of MOPPRS from the beneficial owners ("Beneficial Owners") thereof at 100% of the principal amount thereof plus accrued interest, if any. See "Description of the MOPPRS -- Repurchase." The MOPPRS are entitled to the benefit of a Support Agreement between the Company and its parent company, MCN Energy Group Inc. ("MCN"), whereby MCN will provide funds to the Company to pay principal, premium, if any, and interest on the MOPPRS in the event of default by the Company.

    Interest on the MOPPRS is payable semiannually on April 2 and October 2 of each year, commencing October 2, 1998. Except in the limited circumstances described herein, the 2011 MOPPRS and the 2012 MOPPRS are not subject to redemption by the Company prior to their respective Stated Maturity Dates (as defined herein).

    Ownership of the MOPPRS will be maintained in book-entry form by or through The Depository Trust Company ("DTC"). Interests in the MOPPRS will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Beneficial Owners of the MOPPRS will not have the right to receive physical certificates evidencing their ownership except under the limited circumstances described herein. Settlement for the MOPPRS will be made in immediately available funds. The secondary market trading activity in the MOPPRS will therefore settle in immediately available funds. All payments of principal and interest on the MOPPRS will be made by the Company in immediately available funds so long as the MOPPRS are maintained in book-entry form. Beneficial interests in the MOPPRS may be acquired, or subsequently transferred, only in denominations of $1,000 and integral multiples thereof.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

    The MOPPRS will be sold to the public at varying prices relating to prevailing market prices at the time of resale to be determined by the Underwriters at the time of each sale. The net proceeds to the Company will be 102.294% of the principal amount of the 2011 MOPPRS sold and 102.315% of the principal amount of the 2012 MOPPRS sold and the aggregate net proceeds will be $102,294,000 and $102,315,000, respectively, plus accrued interest, if any, from March 31, 1998. For further information with respect to the plan of distribution, see "Underwriting."

    The MOPPRS are offered by the Underwriters, subject to prior sale, when, as and if issued to and accepted by the Underwriters and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the MOPPRS will be made through the book-entry facilities of DTC on or about March 31, 1998.
                            ------------------------
MERRILL LYNCH & CO.
                                CHASE SECURITIES INC.
                                                       J.P. MORGAN & CO.
                            ------------------------

           The date of this Prospectus Supplement is March 26, 1998.
-------------------------
"MandatOry Par Put Remarketed Securities(SM)" and "MOPPRS(SM)" are service marks owned by Merrill Lynch & Co., Inc.

     THE UNDERWRITERS MAY ENGAGE IN TRANSACTIONS THAT MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE MOPPRS. SUCH TRANSACTIONS MAY INCLUDE OVER-ALLOTMENT TRANSACTIONS AND THE PURCHASE OF MOPPRS TO COVER THE UNDERWRITERS' SHORT POSITIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                      MCN

     MCN is a diversified energy holding company headquartered in Detroit, Michigan, with more than $4.9 billion in assets and revenues of over $2.8 billion for the year ended December 31, 1997 (including its proportionate share of joint ventures). In 1997, MCN earned net income from continuing operations of $142.3 million and a return on equity of 14.7%. At December 31, 1997, MCN and its subsidiaries had 3,209 employees.

     With markets and investments throughout North America and in Asia, MCN operates through two major business groups, Diversified Energy and Gas Distribution. The Diversified Energy group is involved in oil and gas exploration and production, gas gathering, processing, transmission and storage, energy marketing, electric power generation and other energy related businesses. The Gas Distribution group consists primarily of Michigan Consolidated Gas Company, a natural gas distribution and transmission company serving 1.2 million customers in more than 500 communities throughout the State of Michigan.

     MCN currently plans to use asset sales and purchases as a key tool in optimizing its portfolio of businesses. As MCN continues to expand its businesses both domestically and internationally, it expects to focus on larger acquisitions of properties and companies to add to its base of expertise and expand the breadth of its investments. As a result, MCN may assume a more direct role in the operation of some of its joint ventures within the Diversified Energy group.

                                     MCNIC

GENERAL

     MCNIC, a wholly-owned subsidiary of MCN, is a subsidiary holding company for MCN's Diversified Energy group and is involved in the following businesses:
(i) Exploration and Production, with 1.3 trillion cubic feet equivalent of proved gas and oil reserves at December 31, 1997, in the Midwest/Appalachia, Midcontinent/Gulf Coast and Western regions of the United States; (ii) Pipelines and Processing, with gathering, processing and transmission facilities near areas of rapid reserve development and growing consumer markets; (iii) Energy Marketing, with total gas sales and exchange delivery markets of 358.8 billion cubic feet ("Bcf") for 1997; (iv) Electric Power, with investments in electric generation facilities in operation and under development with a combined 2,804 megawatts ("MW") of gross capacity and investments in electric distribution facilities; and (v) Gas Storage, with investments in storage facilities that have 52 Bcf of storage capacity, 42 Bcf of which is currently under development.

     The Diversified Energy group's operating revenues for 1997 totaled $951.3 million (including intercompany transactions), while operating and joint venture income was $112.7 million in 1997, nearly double the 1996 operating and joint venture income. The Diversified Energy group contributed 43% of the Company's earnings, up from 28% in 1996. Within the Diversified Energy group's individual business units, operating and joint venture income rose 75% for Exploration & Production, 172% for Pipelines & Processing, and 113% for Energy Marketing, Electric Power and Gas Storage. Partially offsetting the growth in earnings were increased financing costs resulting from additional capital needed to fund investments.

EXPLORATION & PRODUCTION

     The Company is engaged in natural gas and oil exploration, development and production through its wholly owned subsidiary, MCNIC Oil & Gas Company ("MOG"). At December 31, 1997, proved gas reserves totaled 1,166.2 Bcf and proved oil reserves were 155.1 billion cubic feet equivalent ("Bcfe"), up a

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combined 80.2 Bcfe, or 7%, from December 1996 levels. The increase in gas and oil reserves during 1997 was tempered by the sale of properties with 57.6 Bcfe of proved reserves and net downward reserve revisions of 32.8 Bcfe. Operating and joint venture income for 1997 increased by $24.9 million over 1996 to $58.1 million, reflecting a significant increase in gas and oil production during 1997 to 98.3 Bcfe from 63.7 Bcfe in 1996. Approximately $17.8 million in federal tax credits were generated in 1997 related to gas production from certain Antrim and coalbed methane gas wells.

     MOG's strategy is to continue to grow its U.S. gas reserve base and production in known producing areas through drilling and acquisition, generating attractive returns. MOG is also pursuing international opportunities in areas with known hydrocarbons involving both lower risk, unconventional long-life reserves and higher risk, conventional exploration and development prospects with substantial upside potential. Although MOG may increase its operating role in the future, currently it takes primarily a non-operating, but active role, investing with operators with local expertise in each play. MOG anticipates that production will increase in the future through the continued development of its large inventory of unconventional and conventional drilling locations and from additional exploration and development of MOG's approximately 1.2 million net (2.6 million gross) acres of undeveloped property.

     In 1997, MOG participated in the drilling of 696 wells (412 net), bringing the total drilled to 2,273 wells (1,477 net) since it began operations in 1992. The 1997 drilling program achieved an overall drilling success rate of 91% and added approximately 269 Bcfe of proved reserves. MOG's success rate in its drilling program since its inception in 1992 has averaged approximately 91%.

     During 1997, approximately 42% of MOG's production and 71% of its proved reserves were associated with the Midwest/Appalachia region, as MOG added 257 net wells in the region. Approximately 33% of production and 14% of reserves were from the Midcontinent/Gulf Coast, and the Western region became a significantly larger piece of the business, accounting for 25% of production and 15% of reserves, compared with only 6% and 9%, respectively, in 1996. In 1997, MOG made significant investments in natural gas reserves, acquiring interests in more than 32 producing wells. At December 31, 1997, 2,917 wells were producing. An additional 384 wells were in various stages of completion and are expected to begin producing in 1998.

     MCN follows the full-cost accounting method prescribed by the Securities and Exchange Commission for investments in gas and oil properties. Under the full cost method, substantially all acquisition, exploration and development costs are capitalized. To the extent such capitalized costs exceed the "ceiling," the excess is written off to income. The ceiling is the sum of discounted future net cash flows from proved gas and oil reserves (using unescalated prices and costs unless contractual arrangements exist), and the costs of unproved properties after income tax effects. The ceiling test is applied at the end of each quarter and requires a write-down of gas and oil properties if the ceiling is exceeded, even if any price decline is temporary. Management's investment and operating decisions are based upon prices, costs and production assumptions that are different from those used to compute the ceiling. As a result, it is possible that future fluctuations in key forecast assumptions could result in impairments being recorded for accounting purposes, when the long-term economics of such properties have not changed.

     It is anticipated that MCN will invest in excess of $400 million in exploration and production activities in each of 1998 and 1999.

PIPELINES & PROCESSING

     Operating and joint venture income for this unit, managed by MCNIC Pipeline & Processing Company, nearly tripled from $10.7 million in 1996 to $29.1 million in 1997 due to full-year contributions from projects added in 1996 and strong growth across the range of its businesses. Transportation volumes increased in 1997 to 116.0 Bcf from 86.4 Bcf in 1996, while there was a slight decrease in processing volumes in 1997 to 42.8 Bcf from 44.2 Bcf in 1996. Results also reflect a significant contribution of methanol production totaling 60.8 million gallons, compared with the initial 1996 production of 10.5 million gallons, from the Company's partnership with Lyondell Petrochemical Co. ("Lyondell"), formed in late 1996. Earnings from Lyondell also benefited from higher than expected methanol prices during 1997.

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     The Pipelines & Processing group's strategy is to own interests in natural gas and gas liquid gathering, processing and transmission facilities near areas of rapid reserve development or growing consumer markets. This strategy includes working with other Diversified Energy group businesses that complement the Pipelines & Processing group's operations. Operating responsibilities for these facilities are generally assigned to the Company's partners.

     MCN's strategy to grow its pipelines and processing operations is to take equity positions, usually in partnerships owning natural gas gathering, processing and transmission facilities near areas of either rapid reserve development or growing consumer markets. It is anticipated that in excess of $350 million will be invested in pipelines and processing facilities in 1998, a level of investment that could rise significantly in future years based on the numerous potential domestic and international projects currently being pursued.

ENERGY MARKETING, GAS STORAGE & ELECTRIC POWER

     Operating and joint venture income for 1997 for the combined results of these three businesses more than doubled to $29.8 million from $14.0 million in 1996. The improvement reflects the acquisition in May of an interest in the Midland Cogeneration Venture ("MCV") in Michigan, as well as gas sales and exchange deliveries that increased 49% to 359 Bcf in 1997 from 242 Bcf in 1996. These volumes include 61.4 Bcf of supply-area sales added due to the marketing alliance with Torch Energy Advisors of Houston, which began operations in early 1997.

     Capital investments for the combined marketing, storage and electric power units during 1997 totaled approximately $250 million, compared with $21 million in 1996, and are anticipated to exceed $250 million in 1998. These capital investments primarily target electric power generation projects.

ENERGY MARKETING

     MCN's non-regulated energy marketing activities are directed by CoEnergy Trading Company ("CTC"). CTC, a wholly owned subsidiary of the Company, is engaged in the purchase and sale of natural gas to over 700 commercial and industrial users, as well as gas and electric utilities and other large-volume customers throughout the Midwest, Gulf Coast and Northeast regions of the United States and Eastern Canada. Through its offices located in Hartford, Connecticut, and Detroit and Grand Rapids, Michigan, CTC is able to offer buyers a bundled service by making arrangements for the acquisition of the required gas volumes and delivery to customers' facilities, and for all the necessary services in between. This bundled service is more in demand during the winter months, when interstate pipeline capacity in certain areas of the Northeast and Midwest is either constrained or uneconomical. CTC is able to better meet this demand through the use of gas production and access to storage fields and other physical assets owned by affiliates.

     CTC competes against numerous marketing companies. A diverse portfolio of short, medium and long-term sales and supply contracts combined with access to reliable gas suppliers, storage facilities and multiple pipeline connections enhances its competitive position. CTC uses its competitive position in both the market and production regions to identify and complement business opportunities for the Company's various businesses. Also assisting the Company's marketing efforts is strategically selected pipeline capacity that is used to deliver gas to Midwestern, Northeastern and Canadian customers. The Company expects to increase its reserved pipeline capacity, particularly on recently proposed west-to-east systems, to help meet customers' needs. In addition to the Company's anticipated equity interests in three of these projects, CTC expects to capture significant marketing opportunities utilizing the new pipelines.

GAS STORAGE

     The Company, through its subsidiary MCNIC Gas Storage Company ("MCNIC Gas Storage"), has adopted a strategy of using joint ventures and strategic partnerships to provide gas storage services, either as a separate service or bundled with full gas service, to other gas utilities, pipeline companies and large-volume gas users. Storage facilities near major consuming markets provide supply flexibility, improve reliability of deliveries and help reduce gas costs. The Company's 35 Bcf of owned and leased storage capacity in Michigan allows the Company to flow gas into storage at relatively steady rates during off-peak periods, and to draw
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upon this storage for delivery during peak-demand periods. The Company believes that this strategy allows for a very reliable service while keeping operating costs low.

     The gas industry's changing operating environment has resulted in more efficient use of existing storage facilities and a reduced immediate need for additional capacity. However, growing markets will require expanded storage capabilities in selected areas in the long-term. The Company believes that this future need, together with Michigan's pivotal geographic location and favorable geology, presents a significant opportunity for MCN's storage services.

     During August 1997, MCNIC began developing the $160 million Washington 10 storage field project that will significantly increase the amount of gas storage capacity available to CTC for its markets. The Washington 10 storage field project is in the process of converting a depleted gas reservoir in southeast Michigan to a 42 Bcf storage facility, capable of delivering approximately 400 MMcf of natural gas on an average winter day and much higher volumes during peak-demand periods. Initial gas injection is currently scheduled for the spring of 1999, with the facility currently expected to be fully operational in time for the 1999-2000 winter heating season.

ELECTRIC POWER

     The Company's Electric Power unit operates through MCNIC Power Company ("MCNIC Power"), MCNIC International Holdings and MCNIC-GP International Holdings, wholly owned subsidiaries of the Company, to pursue domestic and international power generation-related opportunities. Power generation projects offer the potential for multiple sources of income, such as long-term gas sales, transportation services and a return on the investment in the facility, particularly in the United States.

     In recent years, an increasing amount of new electric generating capacity has been fueled by natural gas because of the lower capital costs, lower emissions and other advantages associated with natural gas-fueled facilities. In addition, many states have passed regulations requiring electric utilities to consider bids from third parties to meet new electric generation needs. The Company believes that MCNIC Power has the capacity to provide long-term gas supplies at known prices to power generation facilities.

     MCNIC Power's strategy is to capture synergies among MCN's businesses and to profitably apply the expertise they have gained in managing energy-related projects. The gas-fueled power generation industry has seen an increase in the number of participants, many of whom are willing to accept returns on power generation projects that are considerably below MCNIC Power's threshold. The restructuring of the electric utility industry could increase the long-term opportunities for MCNIC Power. The Company believes that MCN's experience in the natural gas industry's transition to a more competitive environment, combined with its success as a partner in several independent power projects, should enable it to capture such opportunities.

     Electric Power sales increased 160% to 1.8 million MW hours ("MWh") in 1997 from 700,000 MWh in 1996, primarily due to the addition of interests in MCV in April 1997 and a power generation and distribution partnership in India in March 1997. Net generating capacity climbed to 506 MW from 91 MW.

     The Company's experience and relationships in the energy business have provided a solid base with which to pursue opportunities internationally. The Company believes that India holds significant investment potential, where there is tremendous demand for additional power generation capacity and the business environment remains conducive to attractive returns on investment. The Company's strategy in India is to partner with others who bring expertise and capital to the venture, including an experienced Indian partner.

     In March 1997, the Company made its first international investment with the formation of Torrent Power Ltd. ("Torrent"), a venture with Torrent Exports Ltd., of Ahmedabad, India. The Company's investment of approximately $173 million gives it a 40% interest in Torrent and its growing electricity generation and distribution business in the state of Gujarat in western India. Entering 1998, MCN is pursuing opportunities to participate in the construction of more than 5,000 additional gross MW of generating capacity in India. Among them are a 525 MW coal-fired facility in the state of Tamil Nadu and a 347 MW dual-fuel project in the state of Madhya Pradesh, as well as several captive power projects ranging from 20 MW to 210 MW in various locations.

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

RISK MANAGEMENT STRATEGY

     MCN primarily manages commodity price risk by utilizing futures, options and swap contracts to more fully balance its portfolio of gas and oil supply and sales agreements. MCN has hedged through long-term financial swaps most of its anticipated future gas production not covered by long-term, fixed-price sales obligations. MCN's Energy Marketing group coordinates all of MCN's hedging activities. A management committee ensures compliance with risk management policies and periodically reports to MCN's board of directors. Certain hedging gains or losses related to gas and oil production are recorded by MCN's Exploration & Production group. Gains and losses on gas hedging transactions that are not recorded by MCN's Exploration & Production group are absorbed by the Energy Marketing group.

                           FORWARD-LOOKING STATEMENTS

     Statements contained in or incorporated by reference into this Prospectus Supplement or the accompanying Prospectus include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements involve certain risks and uncertainties that may cause actual future results to differ materially from those contemplated, projected, estimated or budgeted in such forward-looking statements. Factors that may impact forward-looking statements include, but are not limited to, the following: (i) the effects of weather and other natural phenomena; (ii) increased competition from other energy suppliers as well as alternative forms of energy; (iii) the capital intensive nature of the Company's and MCN's businesses; (iv) economic climate and growth in the geographic areas in which the Company and MCN do business; (v) the uncertainty of gas and oil reserve estimates; (vi) the timing and extent of changes in commodity prices for natural gas, electricity and crude oil; (vii) the nature, availability and projected profitability of potential projects and other investments available to MCN; (viii) conditions of capital markets and equity markets; (ix) changes in the economic and political climate and currencies of foreign countries where the Company and MCN have invested or may invest in the future; and (x) the effects of changes in governmental policies and regulatory actions, including income taxes, environmental compliance and authorized rates.

                                USE OF PROCEEDS

     Proceeds from the sale of the MOPPRS, in respect of which this Prospectus Supplement is being delivered, will be used for general corporate purposes, including capital expenditures, investment in subsidiaries, working capital and repayment of short-term borrowings.

                           DESCRIPTION OF THE MOPPRS

     The following description of the particular terms of the MOPPRS supplements and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus, to which description reference is hereby made. Whenever a defined term is referred to and not herein defined, the definition thereof is contained in the accompanying Prospectus or in the Indenture referred to therein.

GENERAL

     The 2011 MOPPRS and the 2012 MOPPRS are to be issued as separate series of Debt Securities under the Indenture, dated as of September 1, 1995, between the Company and NBD Bank, as trustee (the "Trustee"), which is more fully described in the accompanying Prospectus.

     The 2011 MOPPRS will mature on April 2, 2011 (the "2011 Stated Maturity Date") and the 2012 MOPPRS will mature on April 2, 2012 (the "2012 Stated Maturity Date") (the 2011 Stated Maturity Date and the 2012 Stated Maturity Date are individually referred to herein from time to time as the "Stated Maturity Date" and are collectively referred to as the "Stated Maturity Dates").

     Each of the 2011 MOPPRS and the 2012 MOPPRS will be senior unsecured obligations of the Company and will be limited to $100,000,000 aggregate principal amount, respectively. Except in the limited circumstances described herein, each series of MOPPRS is not subject to redemption prior to the applicable Stated Maturity Date at the option of the Company. See "-- Redemption" below.

     The 2011 MOPPRS will bear interest at the annual interest rate of 6.30% to April 2, 2001 (the "2001 Remarketing Date") and the 2012 MOPPRS will bear interest at the annual rate of 6.35% to April 2, 2002 (the "2002 Remarketing Date") (the 2001 Remarketing Date and the 2002 Remarketing Date are individually referred to herein from time to time as the "Remarketing Date" and are collectively referred to as the "Remarketing Dates"). If the Remarketing Dealer elects to remarket a series of MOPPRS, except in the limited circumstances described herein, (i) such series of MOPPRS will be subject to mandatory tender to the Remarketing Dealer at 100% of the principal amount thereof for remarketing on the applicable Remarketing Date, on the terms and subject to the conditions described herein, and (ii) on and after the applicable Remarketing Date, such series of MOPPRS will bear interest at the rate determined by the Remarketing Dealer in accordance with the procedures set forth below (the "Interest Rate to Maturity"). See "-- Tender of MOPPRS; Remarketing" below.

     Under the circumstances described below, each series of MOPPRS is subject to redemption by the Company from the Remarketing Dealer on the applicable Remarketing Date. See "-- Redemption" below. If the Remarketing Dealer for any reason does not purchase all tendered MOPPRS of a series on the applicable Remarketing Date or elects not to remarket such series of MOPPRS, or in certain other limited circumstances described herein, the Company will be required to repurchase such series of MOPPRS from the Beneficial Owners thereof on the applicable Remarketing Date, at 100% of the principal amount thereof plus accrued interest, if any. See "-- Repurchase" below.

     The 2011 MOPPRS and the 2012 MOPPRS will bear interest from March 31, 1998, payable semiannually on April 2 and October 2 of each year (each, an "Interest Payment Date"), commencing October 2, 1998, to the persons in whose name the MOPPRS are registered on the fifteenth calendar day (whether or not a Business
Day) immediately preceding the related Interest Payment Date (each, a "Record Date"). Interest on each series of MOPPRS will be computed on the basis of a 360-day year of twelve 30-day months. "Business Day" means any day other than a Saturday, Sunday or a day on which banking institutions in The City of New York are authorized or obligated by law, executive order or governmental decree to be closed.

     Interest payable on any Interest Payment Date and at any Stated Maturity Date or date of earlier redemption or repurchase shall be the amount of interest accrued from and including the next preceding Interest Payment Date in respect of which interest has been paid or duly provided for (or from and including March 31, 1998, if no interest has been paid or duly provided for with respect to a series of MOPPRS) to but excluding such Interest Payment Date or the applicable Stated Maturity Date, or date of redemption or repurchase, as the case may be. If any Interest Payment Date or Stated Maturity Date or date of redemption or repurchase of a series of MOPPRS falls on a day that is not a Business Day, the payment shall be made on the next Business Day with the same force and effect as if it were made on the date such payment was due and no interest shall accrue on the amount so payable for the period from and after such Interest Payment Date or Stated Maturity Date, or date of earlier redemption or repurchase, as the case may be.

     The 2011 MOPPRS and the 2012 MOPPRS will be issued in denominations of $1,000 and integral multiples thereof.

TENDER OF MOPPRS; REMARKETING

     The following description sets forth the terms and conditions of the remarketing of the MOPPRS, in the event that the Remarketing Dealer elects to purchase the 2011 MOPPRS or the 2012 MOPPRS and remarkets such MOPPRS on the applicable Remarketing Date.

     MANDATORY TENDER. Provided that the Remarketing Dealer gives notice to the Company and the Trustee on a Business Day not later than five Business Days prior to the 2001 Remarketing Date or the 2002

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

Remarketing Date, as the case may be, of its intention to purchase the applicable series of MOPPRS for remarketing (the "Notification Date"), each such series of MOPPRS will be automatically tendered, or deemed tendered, to the Remarketing Dealer for purchase on the applicable Remarketing Date, except in the circumstances described under "-- Repurchase" or "-- Redemption" below. The purchase price for the tendered MOPPRS to be paid by the Remarketing Dealer will equal 100% of the principal amount thereof. See "-- Notification of Results; Settlement" below. When a series of MOPPRS are tendered for remarketing, the Remarketing Dealer may remarket such series of MOPPRS for its own account at varying prices to be determined by the Remarketing Dealer at the time of each sale. From and after the applicable Remarketing Date, such series of MOPPRS will bear interest at the Interest Rate to Maturity. If the Remarketing Dealer elects to remarket a series of MOPPRS, the obligation of the Remarketing Dealer to purchase such series of MOPPRS on the applicable Remarketing Date is subject, among other things, to the conditions that, since the Notification Date, no material adverse change in the condition of the Company or MCN and their respective subsidiaries, considered as one enterprise, shall have occurred and that no Event of Default (as defined in the Indenture), or any event which, with the giving of notice or passage of time, or both, would constitute an Event of Default, with respect to such series of MOPPRS shall have occurred and be continuing. If for any reason the Remarketing Dealer does not purchase all tendered MOPPRS of a series on the applicable Remarketing Date, the Company will be required to repurchase such series of MOPPRS from the Beneficial Owners thereof at a price equal to the principal amount thereof plus all accrued and unpaid interest, if any, on such series of MOPPRS to the applicable Remarketing Date. See "-- Repurchase" below.

     The Interest Rate to Maturity for each series of MOPPRS shall be determined by the Remarketing Dealer by 3:30 p.m., New York City time, on the third Business Day immediately preceding the applicable Remarketing Date (the "Determination Date") to the nearest one hundred-thousandth (0.00001) of one percent per annum and will be equal to 5.668% (the "Base Rate") with respect to both the 2011 MOPPRS and the 2012 MOPPRS, plus the Applicable Spread (as defined below) for the applicable series of MOPPRS which will be based on the Dollar Price (as defined below) of the corresponding series of MOPPRS.

     The "Applicable Spread" for each series of MOPPRS will be the lowest bid indication, expressed as a spread (in the form of a percentage or in basis points) above the Base Rate obtained by the Remarketing Dealer on the Determination Date from the bids quoted by five Reference Corporate Dealers (as defined below) for the full aggregate principal amount of the applicable series of MOPPRS at the Dollar Price, but assuming (i) an issue date equal to the applicable Remarketing Date, with settlement on such date without accrued interest, (ii) a maturity date equal to the applicable Stated Maturity Date of the corresponding series of MOPPRS, and (iii) a stated annual interest rate, payable semiannually on each Interest Payment Date, equal to the Base Rate plus the spread bid by the applicable Reference Corporate Dealer. If fewer than five Reference Corporate Dealers bid as described above, then the Applicable Spread shall be the lowest of such bid indications obtained as described above. The Interest Rate to Maturity announced by the Remarketing Dealer, absent manifest error, shall be binding and conclusive upon the Beneficial Owners and Holders of the applicable series of MOPPRS, the Company and the Trustee.

     "Dollar Price" means, with respect to the applicable series of MOPPRS, the present value determined by the Remarketing Dealer, as of the applicable Remarketing Date, of the Remaining Scheduled Payments (as defined below) discounted to such Remarketing Date, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at the Treasury Rate (as defined below).

     "Reference Corporate Dealers" mean leading dealers of publicly traded debt securities of the Company in The City of New York (which may include the Remarketing Dealer or one of its affiliates) selected by the Remarketing Dealer after consultation with the Company.

     "Treasury Rate" means, with respect to the applicable Remarketing Date, the rate per annum equal to the semiannual equivalent yield to maturity or interpolated (on a day count basis) yield to maturity of the Comparable Treasury Issues (as defined below), assuming a price for the Comparable Treasury Issues (expressed as a percentage of its principal amount), equal to the Comparable Treasury Price (as defined below) for such Remarketing Date.

     "Comparable Treasury Issues" means the United States Treasury security or securities selected by the Remarketing Dealer as having an actual or interpolated maturity or maturities comparable to the remaining term of the applicable series of MOPPRS being purchased.

     "Comparable Treasury Price" means, with respect to the applicable Remarketing Date, (a) the offer prices for the Comparable Treasury Issues (expressed in each case as a percentage of its principal amount) on the Determination Date, as set forth on "Telerate Page 500" (or such other page as may replace Telerate Page 500) or (b) if such page (or any successor page) is not displayed or does not contain such offer prices on such Business Day, (i) the average of the Reference Treasury Dealer Quotations for such Remarketing Date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (ii) if the Remarketing Dealer obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations. "Telerate Page 500" means the display designated as "Telerate Page 500" on Dow Jones Markets Limited (or such other page as may replace Telerate Page 500 on such service) or such other service displaying the offer prices specified in (a) above as may replace Dow Jones Markets Limited.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and the applicable Remarketing Date, the offer prices for the Comparable Treasury Issues (expressed in each case as a percentage of its principal amount) quoted to the Remarketing Dealer by such Reference Treasury Dealer by 3:30 p.m., New York City time, on the Determination Date.

     "Reference Treasury Dealer" means each of Credit Suisse First Boston Corporation, Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated and Salomon Brothers Inc (or their respective affiliates which are primary U.S. Government securities dealers) and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in The City of New York (a "Primary Treasury Dealer"), the Remarketing Dealer shall substitute therefor another Primary Treasury Dealer.

     "Remaining Scheduled Payments" means, with respect to a series of MOPPRS, the remaining scheduled payments of the principal thereof and interest thereon, calculated at the Base Rate only, that would be due after the corresponding Remarketing Date to and including the corresponding Stated Maturity Date, as determined by the Remarketing Dealer; provided, however, that if such Remarketing Date is not an Interest Payment Date with respect to such series of MOPPRS, the amount of the next succeeding scheduled interest payment thereon, calculated at the Base Rate only, will be reduced by the amount of interest accrued thereon, calculated at the Base Rate only, to such Remarketing Date.

     NOTIFICATION OF RESULTS; SETTLEMENT. Provided the Remarketing Dealer has previously notified the Company and the Trustee on the Notification Date of its intention to purchase all tendered MOPPRS of a series on the applicable Remarketing Date, the Remarketing Dealer will notify the Company, the Trustee and DTC by telephone, confirmed in writing, by 4:00 p.m., New York City time, on the Determination Date, of the Interest Rate to Maturity.

     All of the tendered MOPPRS of a series will be automatically delivered to the account of the Trustee, by book-entry through DTC pending payment of the purchase price therefor, on the applicable Remarketing Date.

     In the event that the Remarketing Dealer purchases the tendered MOPPRS of a series on the applicable Remarketing Date, the Remarketing Dealer will make or cause the Trustee to make payment to the DTC Participant of each tendering Beneficial Owner of MOPPRS of such series, by book entry through DTC by the close of business on the applicable Remarketing Date against delivery through DTC of such Beneficial Owner's tendered MOPPRS, of 100% of the principal amount of such tendered MOPPRS that have been purchased for remarketing by the Remarketing Dealer. If the Remarketing Dealer does not purchase all of the MOPPRS of such series on the applicable Remarketing Date, it will be the obligation of the Company to make or cause to be made such payment for the MOPPRS of such series, as described below under

"-- Repurchase." In any case, the Company will make or cause the Trustee to make payment of interest to each Beneficial Owner of MOPPRS of such series due on the applicable Remarketing Date by book entry through DTC by the close of business on such Remarketing Date.

     The transactions described above will be executed on the applicable Remarketing Date through DTC in accordance with the procedures of DTC, and the accounts of the respective DTC Participants will be debited and credited and the corresponding series of MOPPRS delivered by book entry as necessary to effect the purchases and sales thereof.

     Transactions involving the sale and purchase of a series of MOPPRS remarketed by the Remarketing Dealer on and after the applicable Remarketing Date will settle in immediately available funds through DTC's Same-Day Funds Settlement System.

     The tender and settlement procedures described above, including provisions for payment by purchasers of a series of MOPPRS in the remarketing or for payment to selling Beneficial Owners of tendered MOPPRS of such series, may be modified to the extent required by DTC or to the extent required to facilitate the tender and remarketing of such series of MOPPRS in certificated form, if the book-entry system is no longer available for such series of MOPPRS at the time of the remarketing. In addition, the Remarketing Dealer may, in accordance with the terms of the Indenture, modify the tender and settlement procedures set forth above in order to facilitate the tender and settlement process.

     As long as DTC's nominee holds the certificates representing any series of MOPPRS in the book entry system of DTC, no certificates for such MOPPRS will be delivered by any selling Beneficial Owner to reflect any transfer of such MOPPRS effected in the remarketing. In addition, under the terms of the MOPPRS and the Remarketing Agreement (described below), the Company has agreed that, notwithstanding any provision to the contrary set forth in the Indenture, (i) it will use its best efforts to maintain the MOPPRS in book-entry form with DTC or any successor thereto and to appoint a successor depositary to the extent necessary to maintain the MOPPRS in book-entry form, and (ii) it will waive any discretionary right it otherwise has under the Indenture to cause the MOPPRS to be issued in certificated form.

     For further information with respect to transfers and settlement through DTC, see "Description of Debt Securities-Book-Entry Debt Securities" in the accompanying Prospectus.

     THE REMARKETING DEALER. On or prior to the date of original issuance of each series of MOPPRS, the Company, MCN and the Remarketing Dealer will enter into a Remarketing Agreement for each series of MOPPRS. The general terms and provisions of each Remarketing Agreement are summarized below.

     The Remarketing Dealer will not receive any fees or reimbursement of expenses from the Company or MCN in connection with the remarketing.

     The Company and MCN will agree to indemnify the Remarketing Dealer against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Act"), arising out of or in connection with its duties under each Remarketing Agreement.

     In the event that the Remarketing Dealer elects to remarket any series of MOPPRS as described herein, the obligation of the Remarketing Dealer to purchase any such series of MOPPRS from tendering Beneficial Owners of such series of MOPPRS will be subject to several conditions precedent set forth in the Remarketing Agreement for that series of MOPPRS, including the conditions that, since the Notification Date, no material adverse change in the condition of the Company or MCN and their respective subsidiaries, considered as one enterprise, shall have occurred and that no Event of Default (as defined in the Indenture), or any event which, with the giving of notice or passage of time, or both, would constitute an Event of Default, with respect to such series of MOPPRS shall have occurred and be continuing. In addition, each Remarketing Agreement will provide for the termination thereof, or redetermination of the Interest Rate to Maturity, by the Remarketing Dealer on or before the applicable Remarketing Date, upon the occurrence of certain events as set forth in such Remarketing Agreement.

     No Holder or Beneficial Owner of any series of MOPPRS shall have any rights or claims under the Remarketing Agreement for that series of MOPPRS or against the Remarketing Dealer as a result of the Remarketing Dealer not purchasing such series of MOPPRS.

     Each Remarketing Agreement will also provide that the Remarketing Dealer may resign at any time as Remarketing Dealer, such resignation to be effective 10 days after the delivery to the Company and the Trustee of notice of such resignation. In such case, it shall be the sole obligation of the Company to appoint a successor Remarketing Dealer.

     The Remarketing Dealer, in its individual or any other capacity, may buy, sell, hold and deal in any of the MOPPRS. The Remarketing Dealer may exercise any vote or join in any action which any Beneficial Owner of MOPPRS may be entitled to exercise or take with like effect as if it did not act in any capacity under either Remarketing Agreement. The Remarketing Dealer, in its individual capacity, either as principal or agent, may also engage in or have an interest in any financial or other transaction with the Company as freely as if it did not act in any capacity under either Remarketing Agreement.

REPURCHASE

     Each Remarketing Agreement will also provide that in the event that (i) the Remarketing Dealer for any reason does not notify the Company of the Interest Rate to Maturity by 4:00 p.m., New York City time, on the Determination Date, or
(ii) prior to the applicable Remarketing Date, the Remarketing Dealer has resigned and no successor has been appointed on or before the Determination Date, or (iii) since the Notification Date, the Remarketing Dealer has terminated the Remarketing Agreement because a material adverse change in the condition of the Company or MCN and their respective subsidiaries, considered as one enterprise, shall have occurred or an Event of Default, or any event which, with the giving of notice or passage of time, or both, would constitute an Event of Default, with respect to a series of MOPPRS shall have occurred and be continuing, or any other event constituting a termination event under the Remarketing Agreement shall have occurred, or (iv) the Remarketing Dealer elects not to remarket a series of MOPPRS, or (v) the Remarketing Dealer for any reason does not purchase all tendered MOPPRS of a series on the applicable Remarketing Date, the Company will repurchase such series of MOPPRS as a whole on the applicable Remarketing Date at a price equal to 100% of the principal amount of such series of MOPPRS plus all accrued and unpaid interest, if any, on such series of MOPPRS to the applicable Remarketing Date. In any such case, payment will be made by the Company to the DTC Participant of each tendering Beneficial Owner of such series of MOPPRS, by book-entry through DTC by the close of business on the applicable Remarketing Date against delivery through DTC of such Beneficial Owner's tendered MOPPRS.

REDEMPTION

     If the Remarketing Dealer elects to remarket a series of MOPPRS on the applicable Remarketing Date, such series of MOPPRS will be subject to mandatory tender to the Remarketing Dealer for remarketing on such date, in each case subject to the conditions described above under "Tender of MOPPRS; Remarketing" and "Repurchase" and to the Company's right to redeem such series of MOPPRS from the Remarketing Dealer as described in the next sentence. The Company will notify the Remarketing Dealer and the Trustee, not later than the close of business on the Business Day immediately preceding the Determination Date, if the Company irrevocably elects to exercise its right to redeem such series of MOPPRS, in whole but not in part, from the Remarketing Dealer on the applicable Remarketing Date at the Optional Redemption Price.

     The "Optional Redemption Price" shall be the greater of (i) 100% of the principal amount of the applicable series of MOPPRS or (ii) the sum of the present values of the Remaining Scheduled Payments thereon, as determined by the Remarketing Dealer, discounted to the applicable Remarketing Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus in either case accrued and unpaid interest from the applicable Remarketing Date on the principal amount being redeemed to the date of redemption. If the Company elects to redeem such series of MOPPRS, it shall pay the redemption price therefor in same-day funds by wire transfer to an account designated by the Remarketing Dealer on the applicable Remarketing Date.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following summary of certain United States Federal income tax consequences of the purchase, ownership and disposition of the MOPPRS is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, Internal Revenue Service ("IRS") rulings and pronouncements and administrative and judicial decisions currently in effect, all of which are subject to change (possibly with retroactive effect) or possible differing interpretations. This summary deals only with MOPPRS held as capital assets (within the meaning of section 1221 of the Code) and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, dealers in securities or currencies, persons holding MOPPRS as a hedge against currency risk or as a position in a "straddle", or conversion transaction, or persons whose functional currency is not the U.S. dollar.

     PROSPECTIVE INVESTORS CONSIDERING THE PURCHASE OF THE MOPPRS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE MOPPRS ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

     As used herein, the term "U.S. Holder" means a Beneficial Owner of a MOPPRS that is for United States Federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), or (iii) an estate whose income is subject to United States Federal income tax regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (v) any other person whose income or gain in respect of a MOPPRS is effectively connected with the conduct of a United States trade or business. Notwithstanding the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to such date, that elect to continue to be treated as United States persons also will be a U.S. Holder. As used herein, the term "non-U.S. Holder" means a beneficial owner of a MOPPRS that is not a U.S. Holder.

     The United States Federal income tax treatment of debt obligations such as the MOPPRS is not entirely certain. Because the MOPPRS are subject to mandatory tender on the Remarketing Date, the Company intends to treat the MOPPRS as maturing on the Remarketing Date for United States Federal income tax purposes. By purchasing the MOPPRS, the U.S. Holder agrees to follow such treatment for United States Federal income tax purposes. Based on such treatment, interest on the MOPPRS should constitute "qualified stated interest" and generally should be taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or received (in accordance with the U.S. Holder's regular method of accounting). Under the foregoing, if the MOPPRS are issued to the Holder at par value or alternatively, the excess of the par value over the issue price does not exceed the statutory de minimis amount (generally 1/4 of 1% of the MOPPRS' stated redemption price at the Remarketing Date multiplied by the number of complete years to the Remarketing Date from its issue date), the MOPPRS will not be treated as having original issue discount.

     If the MOPPRS are issued at a discount greater than the statutory de minimis amount, a Holder must include original issue discount in income as ordinary interest for United States Federal income tax purposes as it accrues under a constant yield method in advance of receipt of the cash payments attributable to such income, regardless of the Holder's regular method of accounting. In general, the amount of original issue discount included in income by the initial U.S. Holder of a MOPPRS would be the sum of the daily portions of original issue discount with respect to such MOPPRS for each day during the taxable year (or portion of the taxable year) on which such U.S. Holder held such MOPPRS. The "daily portion" of original issue discount on any MOPPRS is determined by allocating to each day in any accrual period a ratable portion of the original issue discount allocable to that accrual period. An "accrual period" may be of any length and the accrual periods may vary in length over the term of the MOPPRS, provided that each accrual period is not longer than one year and each scheduled payment of principal or interest occurs either on the final day of an accrual period or on the first day of an accrual period. The amount of original issue discount allocable to each accrual period is generally equal to the difference between (i) the product of the MOPPRS' adjusted issue price at the beginning of such accrual period and its yield to maturity (appropriately adjusted to take into account the length of the particular accrual period) and (ii) the amount of any qualified stated interest payments allocable to such accrual period. The "adjusted issue price" of a MOPPRS at the beginning of any accrual period is the sum of the issue price of the MOPPRS plus the amount of original issue discount allocable to all prior accrual periods minus the amount of any prior payments on the MOPPRS that were not qualified stated interest payments. Under these rules, U.S. Holders generally will have to include in income increasingly greater amounts of original issue discount in successive accrual periods.

     Under the foregoing treatment, upon the sale, exchange or retirement of a MOPPRS, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (other than amounts representing accrued and unpaid interest) and such U.S. Holder's adjusted tax basis in the MOPPRS. A U.S. Holder's adjusted tax basis in a MOPPRS generally will equal such U.S. Holder's initial investment in the MOPPRS increased by any original issue discount included in income and decreased by the amount of any payments, other than qualified stated interest payments, received and amortizable bond premium taken with respect to such MOPPRS.

     The highest marginal individual Federal income tax rate (which applies to ordinary income and gain from sales or exchanges of capital assets held for one year or less) is 39.6%. The maximum regular Federal income tax rate on capital gains derived by individual taxpayers is 28% for sales and exchanges of capital assets held for more than one year but not more than eighteen months, and 20% for sales and exchanges of capital assets held for more than eighteen months. All net capital gain of a corporate taxpayer is subject to tax at ordinary corporate income tax rates of up to 35%.

     There can be no assurance that the IRS will agree with the Company's treatment of the MOPPRS and it is possible that the IRS could assert another treatment. For instance, it is possible that the IRS could seek to treat the MOPPRS as maturing on the Stated Maturity Date.

     In the event the MOPPRS were treated as maturing on the Stated Maturity Date for United States Federal income tax purposes, because the Interest Rate to Maturity will not be determined until the Determination Date, the MOPPRS would be treated as having contingent interest under the Code. In such event, under Treasury regulations governing debt instruments that provide for contingent payments (the "Contingent Payment Regulations"), the Company would be required to construct a projected payment schedule for the MOPPRS, based upon the Company's current borrowing costs for comparable debt instruments of the Company, from which an estimated yield on the MOPPRS would be calculated. A U.S. Holder would be required to include in income original issue discount in an amount equal to the product of the adjusted issue price of the MOPPRS at the beginning of each interest accrual period and the estimated yield of the MOPPRS. In general, for these purposes, a MOPPRS' adjusted issue price would equal the MOPPRS' issue price increased by the interest previously accrued on the MOPPRS, and reduced by all payments made on the MOPPRS. As a result of the application of the Contingent Payment Regulations, it is possible that a U.S. Holder would be required to include interest in income in excess of actual cash payments received for certain taxable years.

     In addition, the character of any gain or loss, upon the sale or exchange of a MOPPRS (including a sale pursuant to the mandatory tender on the Remarketing Date) by a U.S. Holder, will likely differ if the MOPPRS were treated as contingent payment obligations. Any such taxable gain generally would be treated as ordinary income. Any such taxable loss generally would be ordinary to the extent of previously accrued original issue discount, and any excess would generally be treated as capital loss.

NON-U.S. HOLDERS

     A non-U.S. Holder will not be subject to United States Federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a MOPPRS, unless such non-U.S.

Holder is a direct or indirect 10% or greater shareholder of the Company, a controlled foreign corporation related to the Company or a bank receiving interest described in section 881(c)(3)(A) of the Code. To qualify for the exemption from taxation, the last United States payor in the chain of payment prior to payment to a non-U.S. Holder (the "Withholding Agent") must have received in the year in which a payment of interest or principal occurs, or in either of the two preceding calendar years, a statement that (i) is signed by the Beneficial Owner of the MOPPRS under penalties of perjury, (ii) certifies that such owner is not a U.S. Holder and (iii) provides the name and address of the Beneficial Owner. The statement may be made on an IRS Form W-8 or a substantially similar form, and the Beneficial Owner must inform the Withholding Agent of any change in the information on the statement within 30 days of such change. If a MOPPRS is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. However, in such case, the signed statement must be accompanied by a copy of the IRS Form W-8 or the substitute form provided by the Beneficial Owner to the organization or institution. The Treasury Department is considering implementation of further certification requirements aimed at determining whether the issuer of a debt obligation is related to holders thereof.

     Generally, a non-U.S. Holder will not be subject to United States Federal income taxes on any amount which constitutes gain upon retirement or disposition of a MOPPRS, provided the gain is not effectively connected with the conduct of a trade or business in the United States by the non-U.S. Holder. Certain other exceptions may be applicable, and a non-U.S. Holder should consult its tax advisor in this regard.

     The MOPPRS will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of the Company or, at the time of such individual's death, payments in respect of the MOPPRS would have been effectively connected with the conduct by such individual of a trade or business in the United States.

BACKUP WITHHOLDING

     Backup withholding of United States Federal income tax at a rate of 31% may apply to payments made in respect of the MOPPRS to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the MOPPRS to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

     In addition, upon the sale of a MOPPRS to (or through) a broker, the broker must withhold 31% of the entire purchase price, unless either (i) the broker determines that the seller is a corporation or other exempt recipient or (ii) the seller provides, in the required manner, certain identifying information and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (i) the broker determines that the seller is an exempt recipient or (ii) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8 under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

     Any amounts withheld under the backup withholding rules from a payment to a Beneficial Owner would be allowed as a refund or a credit against such Beneficial Owner's United States Federal income tax provided the required information is furnished to the IRS.

FINAL WITHHOLDING REGULATIONS

     The Treasury Department recently issued final Treasury regulations (the "Final Regulations") which make certain modifications to the withholding, backup withholding and information reporting rules described above. The Final Regulations attempt to unify certification requirements and modify reliance standards. The Final Regulations will generally be effective for payments made after December 31, 1998, subject to certain transition rules. Prospective investors are urged to consult their own tax advisors regarding the Final Regulations.

                              ERISA CONSIDERATIONS

     Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), should consider the fiduciary obligation requirements imposed under ERISA, in the context of the plan's particular circumstances, before authorizing an investment in the MOPPRS with assets of the plan. Accordingly, among other factors, the fiduciary should consider whether such an investment would satisfy the prudence and diversification requirements of ERISA, whether such an investment would constitute an unauthorized delegation of fiduciary authority and whether such an investment would be consistent with the documents and instruments governing the plan.

     Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (collectively, "Plans") from engaging in a wide range of transactions ("Prohibited Transactions") involving the assets of a Plan and persons who have certain specified relationships to the Plan ("parties in interest," as defined in Section 3(14) of ERISA ("Parties in Interest"), and "disqualified persons," as defined in Section 4975(e)(2) of the Code ("Disqualified Persons")). A violation of the Prohibited Transaction rules may cause Plan fiduciaries, Parties in Interest and/or Disqualified Persons to be subject to excise taxes or to incur other liabilities under ERISA and/or Section 4975 of the Code.

     The Company and the Remarketing Dealer, because of their activities or the activities of their respective affiliates, may be considered to be Parties in Interest or Disqualified Persons with respect to certain Plans. If the MOPPRS are acquired by a Plan with respect to which the Company or the Remarketing Dealer is, or subsequently becomes, a Party in Interest or Disqualified Person, the purchase, holding and/or sale of the MOPPRS to the Remarketing Dealer could be deemed to be a direct or indirect violation of the Prohibited Transaction rules unless an applicable statutory or administrative exemption from the Prohibited Transaction rules was available. Consequently, before investing in the MOPPRS, any Plan fiduciary or other person who is using the assets of a Plan to acquire the MOPPRS should determine whether the Company or the Remarketing Dealer is a Party in Interest or Disqualified Person with respect to such Plan and, if so, whether exemptive relief from the Prohibited Transaction rules is available. Included among the available administrative exemptions from the Prohibited Transaction rules that may be applicable are: U.S. Department of Labor Prohibited Transaction Class Exemption ("PTCE") 90-1, regarding transactions involving insurance company pooled separate accounts; PTCE 91-38, regarding transactions involving bank collective investment funds; PTCE 84-14, regarding transactions effected by qualified professional asset managers; PTCE 96-23, regarding transactions effected by in-house asset managers; and PTCE 95-60, regarding transactions involving insurance company general accounts. There can be no assurance, however, that these exemptions, even if all of the conditions specified therein are satisfied, will apply to transactions involving the MOPPRS.

     Insurance companies considering an investment in the MOPPRS should note that the Small Business Job Protection Act of 1996 added new Section 401(c) of ERISA relating to the status of the assets of insurance company general accounts under ERISA and Section 4975 of the Code. Pursuant to Section 401(c), the Department of Labor issued proposed regulations (the "Proposed General Account Regulations") in December, 1997, with respect to insurance policies issued on or before December 31, 1998 that are supported by an insurer's general account. The Proposed General Account Regulations are intended to provide guidance on which assets held by the insurer constitute "plan assets" of an ERISA Plan for purposes of the fiduciary responsibility provisions of ERISA and Section 4975 of the Code. The "plan assets" status of insurance company separate accounts is unaffected by new Section 401(c) of ERISA, and separate account assets continue to be treated as the "plan assets" of an ERISA Plan invested in a separate account.

     The discussion herein of ERISA is general in nature and is not intended to be complete. Any fiduciary of a Plan considering an investment in the MOPPRS should consult with its legal advisors regarding the consequences and advisability of such an investment.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Purchase Agreement (the "Purchase Agreement"), between the Company and MCN and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Chase Securities Inc. and J.P. Morgan Securities Inc. (the "Underwriters"), the Company has agreed to sell to each of the Underwriters, and each of the Underwriters has severally agreed to purchase from the Company, the respective principal amount of each series of the MOPPRS set forth opposite its name below.

                                                               PRINCIPAL      PRINCIPAL
                                                               AMOUNT OF      AMOUNT OF
                        UNDERWRITER                           2011 MOPPRS    2012 MOPPRS
                        -----------                           -----------    -----------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................  $ 33,400,000   $ 33,400,000
Chase Securities Inc. ......................................    33,300,000     33,300,000
J.P. Morgan Securities Inc. ................................    33,300,000     33,300,000
                                                              ------------   ------------
             Total..........................................  $100,000,000   $100,000,000
                                                              ============   ============

     In the Purchase Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the MOPPRS offered hereby if any MOPPRS are purchased. The Underwriters have advised the Company that the Underwriters propose to offer the MOPPRS from time to time for sale in negotiated transactions or otherwise, at prices relating to prevailing market prices determined at the time of sale. The Underwriters may effect such transactions by selling MOPPRS to or through dealers and such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Underwriters and any purchasers of MOPPRS for whom they may act as agent. The Underwriters and any dealers that participate with the Underwriters in the distribution of the MOPPRS may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of MOPPRS by them may be deemed to be underwriting compensation.

     The 2011 MOPPRS and 2012 MOPPRS are new issues of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the MOPPRS, but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the MOPPRS.

     The Underwriters are permitted to engage in certain transactions that maintain or otherwise affect the price of the MOPPRS. Such transactions may include over-allotment transactions and purchases to cover short positions created by the Underwriters in connection with the offering. If the Underwriters create a short position in the MOPPRS in connection with the offering, i.e., if they sell MOPPRS in an aggregate principal amount exceeding that set forth on the cover page of this Prospectus Supplement, the Underwriters may reduce that short position by purchasing MOPPRS in the open market.

     In general, purchases of a security to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither the Company nor the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the MOPPRS. In addition, neither the Company nor the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     In the ordinary course of business, the Underwriters and their affiliates have engaged and may in the future engage in investment banking and general financing and banking transactions with the Company and certain of its affiliates.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Act, or to make contribution to certain payments in respect thereof.

                                 LEGAL MATTERS

     The validity of the Indenture, the Support Agreement and the MOPPRS will be passed upon for the Company and MCN by Daniel L. Schiffer, Esq., Vice President, General Counsel and Secretary of the Company and Senior Vice President, General Counsel and Secretary of MCN. Certain matters will be passed upon for the Company by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain legal matters will be passed upon for the Underwriters by LeBoeuf, Lamb, Greene & MacRae, L.L.P., a limited liability partnership including professional corporations, New York, New York. Mr. Schiffer is a full-time employee and officer of the Company and MCN and owned 40,280 shares of MCN's Common Stock as of February 25, 1998.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

PROSPECTUS

                                  $920,000,000

                           MCN INVESTMENT CORPORATION

                                DEBT SECURITIES

               ENTITLED TO THE BENEFITS OF A SUPPORT AGREEMENT BY

                                  [MCN LOGO]

                            ------------------------

     MCN Investment Corporation, a Michigan Corporation ("MCN Investment" or the "Company"), may offer, from time to time, its unsecured notes, debentures, or other unsecured evidence of indebtedness (the "Debt Securities"), in one or more series, in an aggregate principal amount of up to $920,000,000. Debt Securities may be issued in registered form without coupons or in the form of one or more global securities (each a "Global Security"). The Debt Securities are entitled to the benefits of the Support Agreement between MCN Investment and its parent company, MCN Energy Group Inc. ("MCN"), whereby MCN will provide funds to MCN Investment to pay principal, premium, if any, and interest on the Debt Securities in the event of default by MCN Investment. See "Description of Debt Securities" and "Support Agreement."

     When a particular series of Debt Securities is offered, a supplement to this Prospectus will be delivered (the "Prospectus Supplement") together with this Prospectus setting forth the terms of such Debt Securities, including where applicable, the specific designation, aggregate principal amount, denominations, maturity, rate (which may be fixed or variable) and time of payment of interest, any terms for redemption, any terms for repayment at the option of the holder, any terms for sinking fund payments, the initial public offering price, the names of, and the principal amounts to be purchased by or sold through, underwriters, agents or dealers and the compensation of such underwriters, agents or dealers, any listing of the Debt Securities on a securities exchange and other terms in connection with the offering and sale of such Debt Securities.

     MCN Investment may sell the Debt Securities to or through dealers or underwriters, directly to other purchasers or through agents. See "Plan of Distribution." Underwriters may include Merrill Lynch & Co. (Merrill Lynch, Pierce, Fenner & Smith Incorporated) or such other underwriter or underwriters as may be designated by MCN Investment, or an underwriting syndicate represented by one or more of such firms. Such firms may also act as agents. The Prospectus Supplement will set forth the names of such underwriters, dealers or agents, if any, any applicable commissions or discounts and the proceeds to MCN Investment from such sales.

     The Prospectus may not be used to consummate sales of Debt Securities unless accompanied by a Prospectus Supplement applicable to the Debt Securities being sold.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
       HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
          SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
              ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                 TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                 The date of this Prospectus is March 18, 1998.

                             AVAILABLE INFORMATION

     MCN is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information concerning MCN can be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, and at the following Regional Offices of the SEC: 7 World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, at prescribed rates. The SEC also maintains a Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Such reports, proxy statements and other information may also be inspected at the offices of the New York Stock Exchange, Inc., on which MCN's common stock is traded, at 20 Broad Street, New York, New York 10005.

     MCN Investment and MCN have filed a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") with the SEC under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Debt Securities. This Prospectus does not contain all of the information set forth in such Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to such Registration Statement and to the exhibits relating thereto for further information with respect to MCN Investment, MCN and the Debt Securities. Material provisions of the documents filed as exhibits to the Registration Statement or otherwise filed with the SEC or incorporated by reference are contained herein. Reference is made to the copy of such document so filed for a more complete description of the matter involved.

     MCN Investment will not file, as a separate registrant, the periodic reports required by Sections 13 and 15(d) of the 1934 Act because management has determined that separate financial statements of MCN Investment are not material to holders of the Debt Securities. MCN Investment does not intend to issue any periodic or other reports to holders of the Debt Securities. MCN's consolidating financial statements, concerning MCN Investment, Michigan Consolidated Gas Company ("MichCon"), and MCN and other subsidiaries, currently are included in the footnotes to MCN's consolidated financial statements and will continue to be included for as long as the Debt Securities remain outstanding and are subject to the Support Agreement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by MCN (File No. 1-10070) with the SEC pursuant to the 1934 Act are incorporated by reference herein and made a part hereof:

     1. Annual Report on Form 10-K, for the year ended December 31, 1997.

     All documents filed by MCN pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date hereof and prior to the termination of the offering of the Debt Securities pursuant hereto shall be deemed to be incorporated by reference in this Prospectus or in any Prospectus Supplement and to be a part hereof from the date of filing of such documents.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference in this Prospectus or in any Prospectus Supplement shall be deemed to be modified or superseded for purposes of this Prospectus, or in any Prospectus Supplement, to the extent that a statement contained in this Prospectus or in any Prospectus Supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus or in any Prospectus Supplement modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any Prospectus Supplement.

     MCN undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the foregoing documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Such requests should be directed to: Investor Relations, MCN Energy Group Inc., 500 Griswold Street, Detroit, Michigan 48226; telephone 1-800-548-4655.

                             MCN ENERGY GROUP INC.

     MCN is a diversified energy holding company with natural gas markets and investments throughout North America and India. MCN operates through two major business groups, Diversified Energy and Gas Distribution. MCN, organized in 1988, is exempt from most provisions of the Public Utility Holding Company Act of 1935, as amended.

     DIVERSIFIED ENERGY, operating through MCN Investment, is involved in the following businesses: Exploration & Production with proved gas and oil reserves in the Midwest/Appalachia, Midcontinent/Gulf Coast and Western regions of the United States; Pipelines & Processing with gathering, processing and transmission facilities near areas of rapid reserve development and growing consumer markets; Energy Marketing and Power Generation with gas and electric markets and investments in electric generation and distribution facilities; and Gas Storage with investments in storage facilities.

     GAS DISTRIBUTION consists principally of Michigan Consolidated Gas Company ("MichCon"), a Michigan corporation organized in 1898 that, with its predecessors, has been in business for nearly 150 years. MichCon is a natural gas distribution and transmission company serving 1.2 million customers in more than 500 communities throughout Michigan. MichCon is subject to the accounting requirements and rate regulation of the Michigan Public Service Commission with respect to the distribution and transportation of natural gas.

     The mailing address of MCN's principal executive office is 500 Griswold Street, Detroit, Michigan 48226 and its telephone number is (313) 256-5500.

                           MCN INVESTMENT CORPORATION

     MCN Investment, a wholly-owned subsidiary of MCN, is involved in the following businesses:

     EXPLORATION & PRODUCTION: Engaged in natural gas and oil exploration, development and production with proved gas and oil reserves in the Midwest/Appalachia, Midcontinent/Gulf Coast and Western regions.

     PIPELINES & PROCESSING: Owns interests in gathering, processing and transmission facilities near areas of rapid reserve development and growing consumer markets.

     ENERGY MARKETING: Engaged in non-regulated energy marketing activities.

     POWER GENERATION: Involved with investments in electric generation facilities in North America and electric generation and distribution facilities in India and other countries in Asia.

     GAS STORAGE: Owns interests in storage facilities.

     The mailing address of MCN Investment's principal executive office is 150
W. Jefferson Avenue, Suite 1800, Detroit, Michigan 48226, and its telephone number is (313) 256-5500.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges for the periods indicated.

                                                                      YEAR ENDED DECEMBER 31,
                                                            --------------------------------------------
                                                            1997      1996      1995      1994      1993
                                                            ----      ----      ----      ----      ----
MCN Investment(1).........................................  1.46      1.28      1.24      1.29      1.55
MCN(1)....................................................  2.18      2.28      2.55      2.70      3.15

-------------------------
(1) The Ratios of Earnings to Fixed Charges are based on earnings from operations. "Earnings" consist of the pre-tax income of majority-owned and 50%-owned companies adjusted to include any income actually received from less than 50% owned companies, plus fixed charges, less interest capitalized during the period for nonutility companies and less, in the case of MCN, the preferred stock dividend requirements of MichCon included in fixed charges but not deducted in the determination of pre-tax income. "Fixed Charges" represent (a) interest (whether expensed or capitalized),
     (b) amortization of debt discount,
     premium and expense, (c) an estimate of interest implicit in rentals, and
     (d) in the case of MCN, the preferred securities dividend requirements of subsidiaries (MichCon, MCN Michigan Limited Partnership, MCN Financing I, MCN Financing III, MCN Financing V and MCN Financing VI), increased to reflect the pre-tax earnings requirement for MichCon.

                            INTEREST COVERAGE RATIO

     The following table sets forth the interest coverage ratio for MCN Investment and MCN on a historical basis for the periods indicated. This ratio differs from the SEC prescribed "Ratio of Earnings to Fixed Charges" in its treatment of certain hybrid securities of MCN and MCNIC.

                                                                      YEAR ENDED DECEMBER 31,
                                                         --------------------------------------------------
                                                             1997        1996      1995      1994      1993
                                                             ----        ----      ----      ----      ----
MCN Investment(1)......................................      3.22        2.00      1.72      1.59      1.77
MCN(2).................................................      2.94        2.70      3.02      3.40      3.25

-------------------------
(1) The interest coverage ratio is the quotient of MCNIC's Income From Continuing Operations Before Income Taxes, as adjusted and defined below, divided by Interest Rate Charges as defined below.

    Income From Continuing Operations Before Income Taxes as reported on MCNIC's Consolidated Statement of Income has been adjusted to add (1) Interest Rate Charges as defined below and (2) intercompany interest expense. In addition, capitalized interest has been subtracted from Income From Continuing Operations Before Income Taxes.

    The computation of Interest Rate Charges includes interest expense as reported on MCNIC's Consolidated Statement of Income adjusted to add (1) capitalized interest expense and (2) interest implicit in rentals. In addition, intercompany interest expense and interest on the $130,000,000 of 6.82% Series Medium-Term Notes, issued in conjunction with the $135,000,000 of 8 3/4% Preferred Redeemable Increased Dividend Equity Securities of MCN, have been subtracted from interest expense.

(2) The interest coverage ratio is the quotient of MCN's Income From Continuing Operations Before Income Taxes, as adjusted and defined below, divided by Interest Rate Charges as defined below.

    Income From Continuing Operations Before Income Taxes as reported on MCN's Consolidated Statement of Income has been adjusted to add the following: (1) Interest Rate Charges as defined below, (2) dividends on the $100,000,000 of 9 3/8% redeemable preferred securities of MCN Michigan Limited Partnership,
    (3) dividends on the $132,250,000 of 8% FELINE PRIDES of MCN Financing III,
    (4) interest on the $130,000,000 of 6.82% Series Medium-Term Notes issued in conjunction with the $135,000,000 of 8 3/4% Preferred Redeemable Increased Dividend Equity Securities of MCN, (5) dividends on the $80,000,000 of
    8 5/8% Trust Originated Preferred Securities of MCN Financing I and (6) interest related to nonrecourse debt of MCN. In addition, capitalized interest, pension cost and postretirement benefit costs have been subtracted from the determination of Income From Continuing Operations Before Income Taxes.

    The computation of Interest Rate Charges includes total interest expense as reported on MCN's Consolidated Statement of Income adjusted to add: (1) capitalized interest expense, (2) dividends on the $100,000,000 of Single Point Remarketed Reset Capital Securities of MCN Financing VI, (3) dividends on the $100,000,000 of Private Institutional Trust Securities of MCN Financing V and (4) interest expense implicit in rentals. In addition, interest expense reported on MCN's Consolidated Statement of Income has been adjusted to exclude: (1) interest on the $130,000,000 of 6.82% Series Medium-Term Notes issued in conjunction with the $135,000,000 of 8 3/4% Preferred Redeemable Increased Dividend Equity Securities of MCN and (2) interest expense related to nonrecourse debt of MCN.

                                USE OF PROCEEDS

     MCN Investment intends to add the net proceeds from the sale of the Debt Securities to its general funds, to be used for general corporate purposes, which may include capital expenditures, investment in subsidiaries, working capital, repayment of debt and other business opportunities.

                         DESCRIPTION OF DEBT SECURITIES

     The following description sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities.

     The Debt Securities may be issued, from time to time, in one or more series. Debt Securities will be issued under an Indenture, dated as of September 1, 1995 (the "Indenture"), between the Company and NBD Bank ("NBD"), as trustee (the "Trustee"). NBD is a wholly-owned subsidiary of First Chicago NBD Corporation. A copy of the Indenture is incorporated by reference as an exhibit to this Registration Statement.

     The following summary contains material provisions of the Debt Securities and the Indenture. For a complete description of all the provisions of the Indenture, including the definitions therein of certain terms, reference is made to the Indenture incorporated by reference as an exhibit to this Registration Statement. Certain capitalized terms herein are defined in the Indenture.

GENERAL

     The Debt Securities will be unsecured obligations of the Company.

     The Indenture does not limit the aggregate principal amount of Debt Securities which may be issued thereunder and provides that Debt Securities may be issued thereunder, from time to time, in one or more series. The Indenture does not contain any debt covenants or provisions which would afford bondholders protection in the event of a highly leveraged transaction.

     Reference is made to the Prospectus Supplement relating to the Debt Securities being offered (the "Offered Debt Securities") for, among other things, the following terms thereof: (1) the title of the Offered Debt Securities; (2) any limit on the aggregate principal amount of the Offered Debt Securities; (3) the date or dates on which the Offered Debt Securities will mature; (4) the rate or rates (which may be fixed or variable) per annum at which the Offered Debt Securities will bear interest or the method by which such rate or rates shall be determined and the date from which such interest will accrue or the method by which such date or dates shall be determined; (5) the dates on which such interest will be payable and the Regular Record Dates for such Interest Payment Dates; (6) the dates, if any, on which, and the price or prices at which, the Offered Debt Securities may, pursuant to any mandatory or optional sinking fund provisions, be redeemed by the Company and other detailed terms and provisions of such sinking funds; (7) the date, if any, after which, and the price or prices at which, the Offered Debt Securities may, pursuant to any optional redemption provisions, be redeemed at the option of the Company or of the Holder thereof and other detailed terms and provisions of such optional redemption; and (8) any other terms of the Offered Debt Securities (which terms shall not be inconsistent with the provisions of the Indenture). For a description of the terms of the Offered Debt Securities, reference must be made to both the Prospectus Supplement relating thereto and to the description of Debt Securities set forth herein.

     Unless otherwise indicated in the Prospectus Supplement relating thereto, the principal of, and any premium or interest on, the Offered Debt Securities will be payable, and the Offered Debt Securities will be exchangeable and transfers thereof will be registrable, at the Place of Payment, provided that, at the option of the Company, payment of interest may be made by check mailed, or wire transfer, to the address of the person entitled thereto as it appears in the Security Register.

     Unless otherwise indicated in the Prospectus Supplement relating thereto, the Offered Debt Securities will be issued in United States dollars in fully registered form, without coupons, in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any transfer or exchange of the Offered Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

     For purposes of the description of the Debt Securities, certain defined terms have the following meanings:

     "Indebtedness" of any Person means, without duplication, (i) the principal of and premium (if any) in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all Capitalized Lease Obligations of such Person; (iii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business); (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (i) through (iii) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit); (v) all obligations of the type referred to in clauses
(i) through (iv) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable as obligor, guarantor or otherwise; and (vi) all obligations of the type referred to in clauses (i) through (v) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured.

     "Capitalized Lease Obligations" means an obligation under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with such principles.

     "Project Finance Indebtedness" means Indebtedness of a Subsidiary (other than a Utility and other than the Company) secured by a Lien on any property, acquired, constructed or improved by such Subsidiary after the date of the Indenture which Lien is created or assumed contemporaneously with, or within 120 days after, such acquisition or completion of such construction or improvement, or within six months thereafter pursuant to a firm commitment for financing arranged with a lender or investor within such 120-day period, to secure or provide for the payment of all or any part of the purchase price of such property or the cost of such construction or improvement, or on any property existing at the time of acquisition thereof; provided that such a Lien shall not apply to any property theretofore owned by any such Subsidiary other than, in the case of any such construction or improvement, any theretofore unimproved real property on which the property so constructed or the improvement is located; and provided further that such Indebtedness, by its terms, shall limit the recourse of any holder of such Indebtedness (or trustee on such holder's behalf) in the event of any default in such Indebtedness to the assets subject to such Liens and the capital stock of the Subsidiary issuing such Indebtedness. Notwithstanding the foregoing, Project Finance Indebtedness shall include all Indebtedness that would constitute Project Finance Indebtedness but for the fact that such Indebtedness was issued prior to the date of the Indenture and taking into account the fact that the property subject to the Lien may have been acquired prior to the date of the Indenture.

     The Debt Securities may be issued under the Indenture as Original Issue Discount Securities to be offered and sold at a substantial discount below their principal amount. Special federal income tax, accounting and other considerations applicable to any such Original Issue Discount Securities will be described in any Prospectus Supplement relating thereto. "Original Issue Discount Security" means any security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof as a result of the occurrence of an Event of Default and the continuation thereof.

THE TRUSTEE

     NBD is the Trustee under the Indenture. NBD is also the Trustee under MCN's Senior and Subordinated Indentures. NBD has extended lines of credit to various subsidiaries of MCN. MCN and various of its subsidiaries maintain bank accounts and have other customary banking relationships with NBD in the ordinary course of business. In addition, various MCN subsidiaries, including MCN Investment borrow money from NBD. Mr. Thomas H. Jeffs II, President and Chief Operating Officer of NBD, serves as a Director of MCN. Mr. Alfred R. Glancy III, Chairman, President and Chief Executive Officer of MCN, serves as a Director of NBD.

RESTRICTIONS

     The Indenture provides that neither the Company nor MCN shall consolidate with, merge with or into any other corporation (whether or not the Company or MCN, as the case may be, shall be the surviving corporation), or sell, assign, transfer or lease all or substantially all of its properties and assets as an entirety or substantially as an entirety to any Person or group of affiliated Persons, in one transaction or a series of related transactions, unless: (1) either the Company or MCN, as the case may be, shall be the continuing Person or the Person (if other than the Company or MCN) formed by such consolidation or with which or into which the Company or MCN is merged or the Person (or group of affiliated Persons) to which all or substantially all the properties and assets of the Company or MCN are sold, assigned, transferred or leased is a corporation (or constitute corporations) organized under the laws of the United States or any State thereof or the District of Columbia and expressly assumes, in the case of the Company, by an indenture supplemental to the Indenture, all the obligations of the Company under the Debt Securities and the Indenture, executed and delivered to the Trustee in form satisfactory to the Trustee; and in the case of MCN, the performance of every covenant of the Indenture on the part of MCN, as applicable, and all the obligations under the Support Agreement to be performed or observed; (2) immediately before and after giving effect to such transaction or series of transactions, no Event of Default, and no Default, with respect to the Debt Securities shall have occurred and be continuing; and (3) the Company or MCN, as applicable, shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures comply with the Indenture. Each of the Company and MCN covenants and agrees in the Indenture that if, upon its consolidation with or merger into any other corporation, or upon any consolidation or merger of any other corporation with or into it, or upon any sale or conveyance of all or substantially all of its property and assets to any other corporation, any of its property or any property of any Subsidiary or any Indebtedness issued by any Subsidiary owned by it or by any other Subsidiary immediately prior thereto would thereupon become subject to any mortgage, security interest, pledge, lien or other encumbrance not permitted by the Indenture, prior to or concurrently with such consolidation, merger, sale or conveyance, it will effectively secure the Securities then Outstanding issued under the Indenture (equally and ratably with (or prior to) any other Indebtedness of or guaranteed by it or such Subsidiary then entitled thereto) by a direct lien, on such of its property or such property of a Subsidiary or such other Indebtedness issued by a Subsidiary, prior to all liens other than any theretofore existing thereon.

     The Indenture also provides that neither the Company nor MCN will, nor will MCN permit any Significant Subsidiary to, create, incur, or suffer to exist any Lien in, of or on the property of the Company, MCN or any of their Subsidiaries, except: (i) Liens for taxes, assessments or governmental charges or levies on its property if the same shall not at the time be delinquent or thereafter can be paid without penalty, or are being contested in good faith and by appropriate proceedings and for which adequate reserves in accordance with generally accepted principles of accounting shall have been set aside on its books; (ii) Liens imposed by law, such as carriers', warehousemen's and mechanics' liens and other similar liens arising in the ordinary course of business which secure payment of obligations not more than 60 days past due or which are being contested in good faith by appropriate proceedings and for which adequate reserves shall have been set aside on its books; (iii) Liens arising out of pledges or deposits under worker's compensation laws, unemployment insurance, old age pensions, or other social security or retirement benefits, or similar legislation; (iv) utility easements, building restrictions and such other encumbrances or charges against real property as are of a nature generally existing with respect to properties of a similar character and which do not in any material way affect the marketability of the same or interfere with the use thereof in the business of the Company, MCN or their Subsidiaries, as the case may be; (v) Liens on the capital stock, partnership interest, or other evidence of ownership of any Subsidiary or such Subsidiary's assets that secure Project Finance Indebtedness for such Subsidiary; (vi) Liens arising in connection with first mortgage bonds issued by any Significant Subsidiary pursuant to any first mortgage indenture in effect as of the date of the Indenture, as such indenture may be supplemented from time to time; (vii) purchase money liens upon or in property now owned or hereafter acquired in the ordinary course of business (consistent with the Company's or MCN's business practices, as the case may be) to secure (A) the purchase price of such property or (B) Indebtedness incurred solely for the purpose of financing the acquisition, construction, or improvement of any such property to be subject to such liens, or Liens existing on any such property at the time of acquisition, or extensions, renewals, or replacements of any of the foregoing for the same or a lesser amount; provided that no such lien shall extend to or cover any property other than the property being acquired, constructed, or improved and replacements, modifications, and proceeds of such property, and no such extension, renewal, or replacement shall extend to or cover any property not theretofore subject to the Lien being extended, renewed, or replaced; (viii) Liens existing on the date Debt Securities are first issued; and (ix) Liens for no more than 90 days arising from a transaction involving accounts receivable of the Company or MCN, as the case may be (including the sale of such accounts receivable), where such accounts receivable arose in the ordinary course of the Company's or MCN's business, as the case may be.

     The Indenture provides that neither the Company nor MCN will, nor will they permit any Subsidiary to, enter into any arrangement with any lender or investor (other than the Company, MCN or a Subsidiary), or to which such lender or investor (other than the Company, MCN or a Subsidiary) is a party, providing for the leasing by the Company, MCN or such Subsidiary for a period, including renewals, in excess of three years of any real property located within the United States which has been owned by the Company, MCN or such Subsidiary, as the case may be, for more than six months and which has been or is to be sold or transferred by the Company, MCN or such Subsidiary, as the case may be, to such lender or investor or to any person to whom funds have been or are to be advanced by such lender or investor on the security of such real property unless either (a) the Company, MCN or such Subsidiary, as the case may be, could create Indebtedness secured by a lien consistent with the restrictions set forth in the foregoing paragraph on the real property to be leased in an amount equal to the Value of such transaction without equally and ratably securing the Debt Securities or (b) the Company or MCN, as the case may be, within six months after the sale or transfer shall have been made, applies an amount equal to the greater of (i) the net proceeds of the sale of the real property leased pursuant to such arrangement or (ii) the fair market value of the real property so leased to the retirement of Debt Securities and other obligations of the Company or MCN, as the case may be, ranking on a parity with the Debt Securities. Debt Securities rank pari passu with other unsecured indebtedness.

EVENTS OF DEFAULT AND NOTICE THEREOF

     The following are Events of Default under the Indenture with respect to Debt Securities of any series: (1) failure to pay interest on any Debt Security of that series when due and payable, continued for 30 days; (2) failure to pay the principal of (or premium, if any, on) any Debt Security of that series when due and payable at Maturity, upon redemption or otherwise; (3) failure to observe or perform any other covenant, warranty or agreement of the Company or MCN contained in the Debt Securities of that series, the Indenture or the Support Agreement (other than a covenant, agreement or warranty included in the Indenture solely for the benefit of Debt Securities other than that series), continued for a period of 60 days after notice has been given to the Company by the Trustee or Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series; (4) failure to pay at final maturity, or acceleration of, Indebtedness of the Company, MCN or a Subsidiary (but excluding Project Finance Indebtedness and certain other gas and oil reserve-based financing with limited recourse to MCN as described below) having an aggregate principal amount of more than 1% of the consolidated total assets of MCN (determined as of its most recent fiscal year-end), unless cured within 10 days after notice has been given to the Company by the Trustee or Holders of at least 10% in aggregate principal amount of the Outstanding Debt Securities of that series; (5) certain events of bankruptcy, insolvency or reorganization relating to the Company, MCN or a Significant Subsidiary; and (6) any other Event of Default with respect to Debt Securities of that series specified in the

Prospectus Supplement relating thereto or Supplemental Indenture under which such series of Debt Securities is issued. As noted in (4) above, it will not be an Event of Default under the Indenture if a default occurs in certain gas and oil reserve-based financing of MCNIC Oil & Gas Company (formerly known as Supply Development Group, Inc., a Subsidiary of the Company) or its Subsidiaries if the obligations of MCN and its Subsidiaries with respect to such Indebtedness (other than Supply Development Group, Inc. and its Subsidiaries) are limited to (i) payments with respect to Section 29 tax credits, (ii) payments with respect to certain material contracts of the borrower (generally limited to gas and oil supply contracts and gas and oil hedging contracts) and (iii) certain environmental obligations of the borrowers. As of December 31, 1997, $100,000,000 of such gas and oil reserve-based Indebtedness was outstanding. From time to time, MCN or its Subsidiaries may establish additional similar reserve-based credit facilities with respect to which a default would not result in an Event of Default under the Indenture.

     The Indenture provides that the Trustee shall, within 30 days after the occurrence of any Default or Event of Default with respect to Debt Securities of any series, give the Holders of Debt Securities of that series notice of all uncured Defaults or Events of Default known to it (the term "Default" includes any event which after notice or passage of time or both would be an Event of Default); provided, however, that, except in the case of an Event of Default or a Default in payment on any Debt Securities of any series, the Trustee shall be protected in withholding such notice if and so long as the board of directors, the executive committee or directors or Responsible Officers of the Trustee in good faith determine that the withholding of such notice is in the interest of the Holders of Debt Securities of that series.

     If an Event of Default with respect to Debt Securities of any series (other than due to events of bankruptcy, insolvency or reorganization) occurs and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series, by notice in writing to the Company (and to the Trustee if given by the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series), may declare the unpaid principal of and accrued interest to the date of acceleration on all the Outstanding Debt Securities of that series to be due and payable immediately and, upon any such declaration, the Outstanding Debt Securities of that series shall become immediately due and payable.

     If an Event of Default occurs due to bankruptcy, insolvency or reorganization, all unpaid principal of and accrued interest on the Outstanding Debt Securities of any series will become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder of any Debt Security of that series.

     The Indenture provides that the Company shall periodically file statements with the Trustee regarding compliance by the Company with certain of the respective covenants thereof and shall specify any Event of Default or Defaults with respect to Debt Securities of any series, in performing such covenants, of which the signers may have knowledge.

MODIFICATION OF INDENTURE; WAIVER

     The Indenture may be modified by the Company and the Trustee without the consent of any Holders with respect to certain matters, including (i) to cure any ambiguity, defect or inconsistency or to correct or supplement any provision which may be inconsistent with any other provision of the Indenture and (ii) to make any change that does not materially adversely affect the interests of any Holder of Debt Securities of any series. In addition, under the Indenture, certain rights and obligations of the Company and the rights of Holders of the Debt Securities may be modified by the Company and the Trustee with the written consent of the Holders of at least a majority in aggregate principal amount of the Outstanding Debt Securities of each series affected thereby; but no extension of the maturity of any Debt Securities of any series, reduction in the interest rate or extension of the time for payment of interest, change in the optional redemption or repurchase provisions in a manner adverse to any Holder of Debt Securities of any series, other modification in the terms of payment of the principal of, or interest on, any Debt Securities of any series, or reduction of the percentage required for modification, will be effective against any Holder of any Outstanding Debt Security of any series affected thereby without the Holder's consent. The Indenture does not limit the aggregate amount of Debt Securities of the Company which may be issued thereunder.

     The Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all Debt Securities of that series waive, insofar as that series is concerned, compliance by the Company with certain restrictive covenants of the Indenture. The Holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all Debt Securities of that series waive any past Event of Default or Default under the Indenture with respect to that series, except an Event of Default or a Default in the payment of the principal of, or premium, if any, or any interest on any Debt Security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of that series affected.

DEFEASANCE

     The Company may terminate its substantive obligations in respect of Debt Securities of any series (except for its obligations to pay the principal of (and premium, if any, on) and the interest on the Debt Securities of that series) by (i) depositing with the Trustee, under the terms of an irrevocable trust agreement, money or U.S. Government Obligations sufficient to pay all remaining indebtedness on the Debt Securities of that series, (ii) delivering to the Trustee either an Opinion of Counsel or a ruling directed to the Trustee from the Internal Revenue Service to the effect that the Holders of the Debt Securities of that series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and termination of obligations, and (iii) complying with certain other requirements set forth in the Indenture.

BOOK-ENTRY DEBT SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities (as such term is defined below) that will be deposited with, or on behalf of, a Depositary ("Depositary") or its nominee identified in the applicable Prospectus Supplement. In such a case, one or more Global Securities will be issued in a denomination or aggregate denomination equal to the portion of the aggregate principal amount of outstanding Debt Securities of the series to be represented by such Global Security or Global Securities. Unless and until it is exchanged in whole or in part for Debt Securities in registered form, a Global Security may not be registered for transfer or exchange except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any nominee to a successor Depositary or a nominee of such successor Depositary and except in the circumstances described in the applicable Prospectus Supplement. The term "Global Security", when used with respect to any series of Debt Securities, means a Debt Security that is executed by the Company and authenticated and delivered by the Trustee to the Depositary or pursuant to the Depositary's instruction, which shall be registered in the name of the Depositary or its nominee and which shall represent, and shall be denominated in an amount equal to the aggregate principal amount of, all of the outstanding Debt Securities of such series or any portion thereof, in either case having the same terms, including, without limitation, the same original issue date, date or dates on which principal is due, and interest rate or method of determining interest.

     The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the applicable Prospectus Supplement. The Company expects that the following provisions will apply to depositary arrangements.

     Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities which are to be represented by a Global Security to be deposited with or on behalf of a Depositary will be represented by a Global Security registered in the name of such Depositary or its nominee. Upon the issuance of such Global Security, and the deposit of such Global Security with or on behalf of the Depositary for such Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such Depositary or its nominee ("participants"). The accounts to be credited will be designated by the underwriters or agents of such Debt Securities or, if such Debt Securities are offered and sold directly by the Company, by the Company. Ownership of beneficial interests in such Global Security will be limited to participants or Persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary or its nominee for such Global Security. Ownership of beneficial interests in such Global Security by Persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such Global Securities.

     So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or Holder of the Securities represented by such Global Security for all purposes under the Indenture. Unless otherwise specified in the applicable Prospectus Supplement, owners of beneficial interests in such Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in certificated form and will not be considered the Holders thereof for any purposes under the Indenture. Accordingly, each Person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary and, if such Person is not a participant, on the procedures of the participant through which such Person owns its interest, to exercise any rights of a Holder under the Indenture. The Company understands that under existing industry practices, if the Company requests any action of Holders or an owner of a beneficial interest in such Global Security desires to give any notice or take any action a Holder is entitled to give or take under the Indenture, the Depositary would authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     Principal of and any premium and interest on a Global Security will be payable in the manner described in the applicable Prospectus Supplement.

                               SUPPORT AGREEMENT

     The Support Agreement between the Company and MCN provides that, during the term thereof, (i) MCN will own all of the voting stock of the Company, (ii) MCN will cause the Company to have at all times a positive net worth (net assets, less intangible assets, if any), as determined in accordance with generally accepted accounting principles and (iii) if the Company is unable to make timely payment of principal of, or any premium or interest on, any Debt (as defined below) issued by the Company, MCN will, at the request of the Company or any Lender (as defined below), provide funds to the Company to make such payments. The Support Agreement also provides that any Lender to the Company shall have the right to demand that the Company enforce its rights against MCN under the Support Agreement as described in the previous sentence, and in the event that the Company fails to require MCN to perform such obligations or the Company defaults in the timely payment of principal of, or any premium or interest on, any Debt owed to a Lender, such Lender may proceed directly against MCN to enforce the Company's rights against MCN under the Support Agreement or to obtain payment of such defaulted principal, premium or interest owed to such Lender.

     The Support Agreement provides that in no event may any Lender, on default of the Company or MCN or upon failure by the Company or MCN to comply with the Support Agreement, have recourse to or against the stock or assets of MichCon, or any interest of the Company or MCN therein. Notwithstanding this limitation, the Support Agreement provides that funds available to MCN to satisfy any obligations under the Support Agreement will include cash dividends paid by MichCon to MCN. In addition to the cash dividends paid to MCN by any of its subsidiaries, the assets of MCN other than the stock and assets of MichCon are available as recourse to holders of the Company's Debt. The carrying value of such assets reflected in MCN's balance sheet on an unconsolidated basis, at September 30, 1997 is approximately $1.1 billion. The term "Debt" is defined in the Support Agreement as debt securities or other obligations, and includes the Debt Securities. The term "Lender" is defined in the Support Agreement as any person, firm, corporation or other entity to which the Company is indebted for money borrowed or to which the Company otherwise owes any Debt or which is acting as trustee or authorized representative on behalf of such person, firm, corporation or other entity. The Indenture provides that each Holder of a Debt Security, as well as the Trustee, shall be considered a "Lender" for purposes of the Support Agreement.

     Funds to repay the Debt Securities at maturity pursuant to the Support Agreement would come from earnings in the form of dividends paid to MCN by MichCon and MCN's other subsidiaries, the earnings of other businesses of MCN and its subsidiaries, or the proceeds of financing transactions.

     The Support Agreement provides that MCN will not take any action (or refrain from taking any action) to the extent that such action or inaction would cause a default in the performance or breach of any term or provision of the Indenture, or any Debt outstanding under the Indenture, and MCN will comply with all covenants and provisions of the Indenture applicable to it as if it were a party to the Indenture.

     The Support Agreement may be amended or terminated at any time by agreement of MCN and the Company, provided that (i) no amendment regarding the terms described above may be made unless all Lenders consent in advance and in writing to such amendment, (ii) no amendment regarding any other term of the Support Agreement may be made in a manner that adversely affects the rights of Lenders unless all affected Lenders consent in advance and in writing to such amendment and (iii) no termination shall be effective until such time as all Debt (including the Debt Securities) shall have been paid in full.

                             VALIDITY OF SECURITIES

     The validity of the Debt Securities and obligations under the Support Agreement of MCN will be passed upon by Daniel L. Schiffer, Esq., Senior Vice President, General Counsel and Secretary of MCN, and for any agents or underwriters by LeBoeuf, Lamb, Greene & MacRae, L.L.P., a limited liability partnership including professional corporations, New York, New York. Mr. Schiffer is a full-time employee and officer of MCN and owns 33,255 of MCN's Common Stock as of December 31, 1997. LeBoeuf, Lamb, Greene & MacRae, L.L.P. from time to time renders legal services to MCN and the Company.

                                    EXPERTS

     The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from MCN's Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by DELOITTE & TOUCHE LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     MCN's Annual Report on Form 10-K for the year ended December 31, 1997, includes various oil and gas reserve information summarized from reports prepared by the independent petroleum consultants Ryder Scott Company; Miller and Lents, Ltd.; Williamson Petroleum Consultants, Inc.; S.A. Holditch & Associates, Inc.; Questa Engineering Corporation and Netherland, Sewell & Associates, Inc. This reserve information and related schedules have been incorporated herein by reference in reliance upon such reports given upon the authority of said firms as experts in oil and gas reserve estimation.

                              PLAN OF DISTRIBUTION

     The Company may sell the Debt Securities (i) to or through underwriters or dealers, (ii) directly to purchasers, or (iii) through agents. A Prospectus Supplement with respect to the Offered Debt Securities will set forth the terms of the offering of the Offered Debt Securities, including the name or names of any underwriters, dealers or agents; the purchase price of the Offered Debt Securities and the proceeds to MCN Investment from such sale; any underwriting discounts and commissions and other items constituting underwriters' or agents' compensation; any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers; and any securities exchange on which such Offered Debt Securities may be listed. Any initial public offering price, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. Only firms named in the Prospectus Supplement or a related pricing supplement, if applicable, will be deemed to be underwriters, dealers or agents in connection with the Debt Securities offered thereby, and if any of the firms expressly referred to below is not named in such Prospectus Supplement or a related pricing supplement, then such firm will not be a party to the underwriting or distribution agreement in respect of such Debt Securities, will not be purchasing any such Debt Securities from the Company and will have no direct or indirect participation in the underwriting or other distribution of such Debt Securities, although it may participate in the distribution of such Debt Securities under circumstances entitling it to a dealer's commission.

     If underwriters are used in the sale, the Offered Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Offered Debt Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of Offered Debt Securities will be named in the Prospectus Supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of the underwriters to purchase the Offered Debt Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Debt Securities if any are purchased.

     If dealers are utilized in the sale of Offered Debt Securities, MCN Investment will sell such Offered Debt Securities to the dealers as principals. The dealers may then resell such Offered Debt Securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

     The Debt Securities may be sold from time to time either directly by MCN Investment or through agents designated by MCN Investment. Any agent involved in the offer or sale of the Offered Debt Securities in respect to which this Prospectus is delivered will be named, and any commissions payable by MCN Investment to such agent will be set forth in the Prospectus Supplement relating thereto. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     The Debt Securities may be sold directly by MCN Investment to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the Prospectus Supplement relating thereto.

     If so indicated in the Prospectus Supplement, MCN Investment will authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase Offered Debt Securities from MCN Investment at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

     Agents, dealers and underwriters may be entitled under agreements with MCN Investment and MCN to indemnification against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for MCN Investment or MCN in the ordinary course of business.

     The Debt Securities may or may not be listed on a national securities exchange. No assurance can be given that there will be a market for the Debt Securities.

======================================================

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                        PAGE
                                        ----
MCN...................................   S-2
MCNIC.................................   S-2
Forward-Looking Statements............   S-6
Use of Proceeds.......................   S-6
Description of the MOPPRS.............   S-6
Certain United States Federal Income
  Tax Considerations..................  S-12
ERISA Considerations..................  S-15
Underwriting..........................  S-16
Legal Matters.........................  S-17
PROSPECTUS
Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     2
MCN Energy Group Inc..................     3
MCN Investment Corporation............     3
Ratio of Earnings to Fixed Charges....     3
Interest Coverage Ratio...............     4
Use of Proceeds.......................     5
Description of Debt Securities........     5
Support Agreement.....................    11
Validity of Securities................    12
Experts...............................    12
Plan of Distribution..................    12

======================================================
======================================================

                                  $200,000,000

                                 MCN INVESTMENT
                                  CORPORATION

                                  $100,000,000
                            6.30% MANDATORY PAR PUT
                           REMARKETED SECURITIES(SM)
                                 ("MOPPRS(SM)")
                               DUE APRIL 2, 2011

                                  $100,000,000
                            6.35% MANDATORY PAR PUT
                           REMARKETED SECURITIES(SM)
                                 ("MOPPRS(SM)")
                               DUE APRIL 2, 2012

                            ENTITLED TO THE BENEFIT
                           OF A SUPPORT AGREEMENT BY

                                  [MCN LOGO]
                          ---------------------------
                             PROSPECTUS SUPPLEMENT
                          ---------------------------
                              MERRILL LYNCH & CO.

                             CHASE SECURITIES INC.

                               J.P. MORGAN & CO.


                                 MARCH 26, 1998

"MANDATORY PAR PUT REMARKETED SECURITIES(SM)" AND "MOPPRS(SM)"
ARE SERVICE MARKS OWNED BY MERRILL LYNCH & CO., INC.

======================================================